News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
13 March 2009

Publication of Annual Reports and Financial Statements 2008 and
Notices of 2009 Annual General Meetings

Reed Elsevier has today published the following documents on its website www.reedelsevier.com:

•	Annual Reports and Financial Statements 2008 for the Reed Elsevier Combined Businesses, Reed Elsevier PLC and Reed Elsevier NV;

•	Reed Elsevier PLC Notice of Annual General Meeting 2009; and

•	Reed Elsevier NV Annual General Meeting Agenda 2009.

Reed Elsevier PLC has also submitted the Annual Reports and Financial Statements 2008 and its Notice of Annual General Meeting to the UK Listing Authority. The documents will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Reed Elsevier PLC will hold its 2009 Annual General Meeting in London on 21 April 2009 and Reed Elsevier NV will hold its 2009 Annual General Meeting in Amsterdam on 22 April 2009.

Reed Elsevier has also posted on its website the Annual Report 2008 on Form 20-F, which has been filed with the United States Securities and Exchange Commission. American Depository Receipt holders can view Reed Elsevier’s Financial Statements, the Notices of Annual General Meetings and Annual Report on Form 20-F on the Reed Elsevier website.

Hard copies of the documents can be obtained free of charge on request from the registered office of the respective companies:

Reed Elsevier PLC 1-3 Strand London WC2N 5JR	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands

Attached to this announcement is the additional information required under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Services Authority including a description of the principal risk factors for Reed Elsevier as set out in the Annual Reports and Financial Statements 2008 and a responsibility statement.

ADDITIONAL INFORMATION

Principal Risks

The key risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legal and regulatory uncertainties, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through information becoming publicly available for free.

Reed Elsevier has established risk management practices that are reviewed by the Audit Committees and Boards. Important specific risks that have been identified include:

•	Demand for our products and services may be impacted by factors beyond our control such as the economic downturn currently being experienced in the United States and other major economies. Macroeconomic, political and market conditions may adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

•	Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for them. We cannot predict whether there will be changes in the future which will affect the acceptability of products, services and prices to our customers.

•	We are investing significant amounts to develop and promote electronic products and platforms. The provision of these products and services is very competitive and is to some extent subject to factors outside our control such as competition from new technologies and changes in regulation. There is no assurance that this investment will produce satisfactory long term returns.

•	Reed Elsevier’s businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

•	Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, there is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented.

•	New organisational and operational structures are being developed with increased focus on outsourcing and offshoring functions. The failure of third parties to whom we have outsourced activities could adversely affect our reputation and financial condition.

•	We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities.

•	Our businesses operate in over 200 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities. Such amendments, or their application to Reed Elsevier businesses, could adversely affect our reported results.

•	We often acquire and dispose of businesses to reshape and strengthen our portfolio and engage in restructuring activities. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions and restructuring activities this could adversely affect our reputation and financial condition.

•	Our financial statements are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than the reporting currency. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

Directors’ Responsibility Statement

Jan Hommen, Chairman, and Mark Armour, Chief Financial Officer, on behalf of the Board of Reed Elsevier PLC and the Combined Board of Reed Elsevier NV confirm that to the best of their knowledge:

•	the combined financial statements and respective parent company financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, and United Kingdom accounting standards (in the case of the Reed Elsevier PLC parent company accounts) and United Kingdom accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the Reed Elsevier NV parent company accounts) give a true and fair view of the financial position and profit of the respective businesses.

•	the operating and financial review, the Reed Elsevier PLC Directors’ Report and the Report of the Supervisory Board and the Executive Board of Reed Elsevier NV contained in the Annual Reports and Financial Statements 2008 include a fair view of the development and performance of the business and the position of the Reed Elsevier combined businesses and the Reed Elsevier PLC and Reed Elsevier NV parent companies, together with a description of the principal risks and uncertainties that they face.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; demand for our products and services; competitive factors in the industries in which we operate; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV including with the US Securities and Exchange Commission.